Exhibit 99.1

Voting Results for the Combined General Meeting of Shareholders

N°	Resolution	Results	For		Against		Vote Whithhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
1	approval of the annual financial statements for the financial year ended December 31, 2025
	1	Carried	67 602 922	99.94%	39 009	0.06%	3 401	-	67 641 931	46 175 805	45.858%	0	0	55.840%
2	approval of the consolidated financial statements for the financial year ended December 31, 2025
	2	Carried	67 602 055	99.94%	39 909	0.06%	3 368	-	67 641 964	46 175 805	45.858%	0	0	55.840%
3	allocation of the results for the financial year ended December 31, 2025
	3	Carried	67 602 755	99.94%	39 209	0.06%	3 368	-	67 641 964	46 175 805	45.858%	0	0	55.840%
4	allocation of losses carried forward to the “share premium” account
	4	Carried	67 601 711	99.94%	40 070	0.06%	3 551	-	67 641 781	46 175 805	45.858%	0	0	55.840%
5	review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code
	5	Carried	57 912 254	99.71%	170 143	0.29%	3 401	-	58 082 397	40 302 558	40.025%	9 559 534	0	55.840%
6	renewal of the appointment of Mr. Jean-Pierre Garnier as a member of the Board of Directors
	6	Carried	63 624 093	94.06%	4 014 351	5.94%	6 888	-	67 638 444	46 175 805	45.858%	0	0	55.840%

N°	Resolution	Results	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
7	renewal of the appointment of Mr. Laurent Arthaud as a member of the Board of Directors
	7	Carried	63 897 718	94.47%	3 740 726	5.53%	6 888	-	67 638 444	46 175 805	45.858%	0	0	55.840%
8	renewal of the appointment of Mr. Rainer Boehm as a member of the Board of Directors
	8	Carried	64 088 202	94.75%	3 550 242	5.25%	6 888	-	67 638 444	46 175 805	45.858%	0	0	55.840%
9	renewal of the appointment of Ms. Cécile Chartier as a member of the Board of Directors
	9	Carried	67 454 201	99.73%	184 576	0.27%	6 555	-	67 638 777	46 175 805	45.858%	0	0	55.840%
10	authorization to the Board of Directors to buy back shares of the Company
	10	Carried	67 254 266	99.42%	389 659	0.58%	1 407	-	67 643 925	46 175 805	45.858%	0	0	55.840%

N°	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
11	authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization to buy back its own shares
	11	Carried	67 279 730	99.46%	361 945	0.54%	3 657	-	67 641 675	46 175 805	45.858%	0	0	55.840%
12	amendment of the age limit applicable to the chairman of the board of directors – subsequent amendment of the articles of association
	12	Carried	67 210 181	99.36%	433 461	0.64%	1 690	-	67 643 642	46 175 805	45.858%	0	0	55.840%
13

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities. with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the health or biotech sector)

	13	Carried	66 154 196	97.80%	1 489 596	2.20%	1 540	-	67 643 792	46 175 805	45.858%	0	0	55.840%
14

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities. with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (credit institutions. investment services providers or members of an investment pool guaranteeing the completion of the considered issue)

	14	Carried	66 198 925	97.86%	1 444 867	2.14%	1 540	-	67 643 792	46 175 805	45.858%	0	0	55.840%
15

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities. with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies. institutions or entities active in the health or biotechnology sector)

	15	Carried	66 195 038	97.86%	1 445 567	2.14%	4 727	-	67 640 605	46 175 805	45.858%	0	0	55.840%
16

delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity or bond financing agreement.

	16	Carried	66 176 061	97.83%	1 467 731	2.17%	1 540	-	67 643 792	46 175 805	45.858%	0	0	55.840%

N°	Resolution	Results	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
17

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities. with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (multilateral or national development bank or other institution participating in the financing and support of companies in the context of promoting innovation in the health and life sciences sectors)

	17	Carried	66 221 177	97.90%	1 422 615	2.10%	1 540	-	67 643 792	46 175 805	45.858%	0	0	55.840%
18

delegation of authority to be granted to the Board of Directors to decide on the issue of ordinary shares to be issued immediately or in the future by the Company. with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity financing program on the American market known as “At-the-market” or “ATM”

	18	Carried	66 221 871	97.90%	1 421 960	2.10%	1 501	-	67 643 831	46 175 805	45.858%	0	0	55.840%
19

delegation of authority to be granted to the Board of Directors to increase the capital. within the limit of 30% of the capital. by issuing ordinary shares and/or any securities with cancellation of shareholders' preferential subscription rights in favor of specifically designated persons - delegation to the Board of Directors of the power to designate them

	19	Carried	64 427 614	95.25%	3 215 978	4.75%	1 740	-	67 643 592	46 175 805	45.858%	0	0	55.840%
20

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities giving access to the share capital. with the shareholders' preferential subscription rights maintained

	20	Carried	67 271 358	99.45%	372 393	0.55%	1 581	-	67 643 751	46 175 805	45.858%	0	0	55.840%
21

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities. with cancellation of the shareholders’ preferential subscription rights by way of a public offering (other than the offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code)

	21	Carried	66 221 778	97.90%	1 421 943	2.10%	1 611	-	67 643 721	46 175 805	45.858%	0	0	55.840%
22

delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities. with cancellation of the shareholders’ preferential subscription rights by way of an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code

	22	Carried	66 218 681	97.90%	1 421 895	2.10%	4 756	-	67 640 576	46 175 805	45.858%	0	0	55.840%

N°	Resolution	Results	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
23	delegation of authority to be granted to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights
	23	Carried	66 231 759	97.91%	1 411 995	2.09%	1 578	-	67 643 754	46 175 805	45.858%	0	0	55.840%
24	overall limitations on the amount of issues made under the Thirteenth resolution to the Twenty-Third resolution
	24	Carried	67 457 670	99.73%	182 903	0.27%	4 759	-	67 640 573	46 175 805	45.858%	0	0	55.840%
25	delegation of authority to be granted to the Board of Directors to increase the share capital by incorporation of premiums. reserves. profits or other
	25	Carried	67 452 616	99.72%	191 138	0.28%	1 578	-	67 643 754	46 175 805	45.858%	0	0	55.840%
26

authorization to be granted to the Board of Directors to grant options to subscribe for or purchase ordinary shares in the Company. entailing a waiver by the shareholders of their preferential subscription rights

	26	Carried	57 718 196	99.37%	366 095	0.63%	9 561 041	-	58 084 291	46 175 805	45.858%	0	0	55.840%
27

authorization to be granted to the Board of Directors to proceed with free allocations of ordinary shares of the Company. to the benefit of employees and/or corporate officers of the Company and its subsidiaries. entailing the waiver by the shareholders of their preferential subscription rights

	27	Carried	57 717 972	99.37%	366 119	0.63%	9 561 241	-	58 084 091	46 175 805	45.858%	0	0	55.840%
28

determination of the total amount of the capital increases that may be carried out by virtue of the aforementioned authorization to grant options to subscribe for or purchase shares and the aforementioned authorization to grant free shares

	28	Carried	67 464 267	99.73%	179 558	0.27%	1 507	-	67 643 825	46 175 805	45.858%	0	0	55.840%

N°	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
29	amendment of Article 18 of the Bylaws relating to general meetings in order to comply with new legislative and regulatory provisions
	29	Carried	67 470 247	99.74%	173 617	0.26%	1 468	-	67 643 864	46 175 805	45.858%	0	0	55.840%
30

delegation of authority to be granted to the Board of Directors to proceed with an increase in the share capital. the subscription of which would be reserved for the members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code

	30	Rejected	10 014 708	14.81%	57 625 365	85.19%	5 259	-	67 640 073	46 175 805	45.858%	0	0	55.840%